

December 20, 2010

Mr. Brett M. Johnson
Principal Executive Officer
Forward Industries, Inc.
1801 Green Road, Suite E
Pompano Beach, FL 33064

  RE: **Forward Industries, Inc.**
     Item 4.01 Form 8-K filed December 16, 2010
     File No. 1-34780

Dear Mr. Johnson:

  We have reviewed this filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. You disclose that you did not consult with your new accountant during the years ended September 30, 2010 and 2009 and through the date of dismissal of your former accountant. Item 304(a)(2) of Regulation S-K requires disclosures about consultations with the new accountant up through the date of engagement of the new accountant and not the dismissal of the former accountant. As such, please review your disclosure in an amended Form 8-K.

2. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your amended Form 8-K.

*****

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Direct any questions regarding the above to the undersigned at (202) 551-3866.

Sincerely,

Jeffrey Gordon
Staff Accountant